

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Richard Chiang
President
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

> **Re: APEX 1 Inc.**
> **Amendment No. 2 to Registration Statement**
> **on Form 10-12G**
> **Filed November 9, 2010**
> **File No. 000-54112**

Dear Mr. Chiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one in our letter dated November 1, 2010 and the related revisions in your filing. However, there still appears to be defined terms in your registration statement. For example, and not as an exhaustive list, there are defined terms in the Explanatory Notes section page 2 as well as in the Authorized Capital Stock section on page 19. Please remove all defined terms in your registration statement. Please review your entire filing for compliance with this comment.

Item 1. Description of Business, page 3

(e) Form of Acquisition, page 5

2.   We note your response to comment two in our letter dated November 1, 2010 and the related revisions in your filing. It appears that you still refer to multiple stockholders. For example, and not as an exhaustive list, you reference "stockholders" in the last sentence of the second paragraph on page 6, the heading of your second risk factor on

page 8 and the first sentence on page 13. Please revise. Please review your entire filing for compliance with this comment.

Item 2. Financial Information, page 12

3. We note your response to comment three in our letter dated November 1, 2010 and the related revisions in your filing stating that you anticipate costs for the next 12 months to be in the range of $8,000 to $9,000, all of which will be allocated towards filing of Exchange Act reports. We further note your statement on the bottom of page 12 that during the next 12 months, you anticipate incurring costs relating to investigating, analyzing and consummating an acquisition as well as your statement on page 3 that your principal business objective for the next 12 months and beyond is to achieve long-term growth through a business combination. Please either specify how you plan on achieving this business objective given that you intend to allocate your entire funding toward filing Exchange Act reports or separately quantify the amount you will need to fund your search for an acquisition target.

Item 6. Executive Compensation, page 16

4. We note your response to comment five in our letter dated November 1, 2010 and the related revisions in your filing. Please:

- revise the first two sentences of Item 6 to reflect that you paid Mr. Chiang 10,000,000 restricted shares in exchange for services such as you state in the first sentence of Item 7;
- reconcile the second sentence in Item 7 with (i) the second sentence in Item 6 and (ii) the fourth sentence in the second paragraph in Item 7;
- provide the aggregate grant date fair value of the stock award computed in accordance with FASB ASC Topic 718 in the fifth column of your summary compensation table; and
- provide the dollar value of total compensation in the last column of your summary compensation table.

Please see Items 402(n)(2)(v) and 402(n)(2)(x) of Regulation S-K.

Item 12. Indemnification of Directors and Officers, page 21

5. We note your response to comment six in our letter dated November 1, 2010 and the related revisions in your filing. We further note that Article XI of your Bylaws provides "that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law…each person that such section grants us the power to indemnify." Please revise only the first sentence of the second paragraph in this section to reflect that your Bylaws, and not our Certificate of Incorporation, provides for this indemnification.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director